Exhibit 99.1

News Release

For Immediate Release

CARIBOO PULP & PAPER PLANNED CURTAILMENT THIS SPRING AND FALL

VANCOUVER, B.C., February 7, 2023 – West Fraser Timber Co. Ltd. (“West Fraser”) (TSX and NYSE: WFG) today announced the planned curtailment of operations at Cariboo Pulp & Paper located in Quesnel, British Columbia, beginning in mid-April for a month and then for another month in the third quarter.

Today’s decision is the result of the decline in availability of sawmill residuals. The fibre supply challenge in British Columbia is well documented. Infestation, fire, and government policy decisions have all impacted the amount of available fibre in the province.

Downtime at Cariboo Pulp & Paper will help better align our production capacity this year with the available fibre supply. These plans may be adjusted should fibre forecasts change.

Cariboo Pulp & Paper expects to mitigate some of the impact on its affected employees through vacation scheduling and alternative work assignments.

Cariboo Pulp & Paper is jointly owned by West Fraser and Mercer International.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit www.westfraser.com.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including those relating to the planned curtailment of Caribou Pulp & Paper, the related workforce impact of such planned curtailment, the ability to mitigate the impact on effected employees and better align production capacity with available fibre supply, as well as the potential to adjust the timing and duration of such curtailment should fibre forecasts change from that anticipated. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions, including our assessment of the forecast availability of sawmill residuals, fibre supply costs, and are subject to inherent risks and uncertainties. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2021, each dated February 15, 2022, as updated in our management’s discussion and analysis for the nine months ended September 30, 2022, dated October 26, 2022, each available at SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For More Information

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com